Report of Independent Registered Public
Accounting Firm
The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:

We have examined managements assertion, included in the accompanying Management Statement
Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940, that Dreyfus
Floating Rate Income Fund and Dreyfus Core Equity
Fund (collectively, the Funds), each a series of  The
Dreyfus/Laurel Funds, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2016, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
August 31, 2016, and with respect to agreement of
security purchases and sales, for the period from
March 31, 2016 (the date of the Funds last
examination) through August 31, 2016:
1.	Obtained The Bank of New York Mellons (the
Custodian) security position reconciliations for all
securities held by sub custodians and in book entry
form and verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged, placed in escrow, or out for
transfer with brokers, pledgees, or transfer agents;
3.	Reconciliation of the Funds securities to the books
and records of the Funds and the Custodian;
4.	Confirmation of all repurchase agreements, if any,
with broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts to bank
statements and agreement of underlying collateral, if
any, with the Custodian records;
5.	Agreement of pending purchase activity, if any, for
the Funds as of August 31, 2016 to documentation of corresponding subsequent bank statements;
6.	Agreement of pending sale activity, if any, for the
Funds as of August 31, 2016 to documentation of
corresponding subsequent bank statements;
7.	Agreement of five security purchases and five
security sales or maturities, or all purchase, sales or maturities, if fewer than five occurred, since our last report, from the books and records of the Funds to
corresponding bank statements;
8.	Review of the BNY Mellon Asset Servicing Custody
and Securities Lending Services Service Organization
Control Report (SOC 1 Report) for the period July
1, 2015 to June 30, 2016, noting no significant
findings were reported in the areas of Asset Custody
and Control.
We believe that our examination provides a
reasonable basis for our opinion. Our examination
does not provide a legal determination on the Funds
compliance with specified requirements.
In our opinion, management's assertion that the Funds
complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of
1940 as of August 31, 2016, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and
use of management and The Board of Directors of
The Dreyfus/Laurel Funds, Inc., and the Securities
and Exchange Commission and is not intended to be
and should not be used by anyone other than these
specified parties.
      /s/ KPMG LLP
New York, New York
June 16, 2017


June 16, 2017

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of Dreyfus Floating
Rate Income Fund and Dreyfus Core Equity Fund,
(collectively, the Funds), each a series of The
Dreyfus/Laurel Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investment by
Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31,
2016, and from March 31, 2016 through August 31,
2016.
Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31,
2016, and from March 31, 2016, through August 31,
2016, with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.

Jim Windels
Treasurer